Exhibit 99.3

SEMILUX INTERNATIONAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS

The undersigned hereby appoint(s) Yung-Peng Chang as attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares of Semilux International Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, April 15, 2026, at 9:00 a.m., Eastern Time, and at any adjournment or postponement thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for the Annual General Meeting of Shareholders (receipt of which is hereby acknowledged).

Please mark your
votes like this in blue or black ink ☒

Proposal 1. To approve the proposed the consolidation of the Company’s ordinary shares by a ratio of up to 20:1, with the exact ratio and effective date to be determined in the sole discretion of the board of directors of the Company (the “Share Consolidation Proposal”).

FOR ☐               AGAINST ☐               ABSTAIN ☐

Unless otherwise specified, this proxy will be voted “FOR” the Share Consolidation Proposal. If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Board of Directors recommends that you vote “FOR” the Share Consolidation Proposal.

Proposal 2. To approve the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A Proposal”).

FOR ☐               AGAINST ☐               ABSTAIN ☐

Unless otherwise specified, this proxy will be voted “FOR” the Second Amended M&A Proposal. If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. Abstentions will be treated as being present but are not considered votes cast on the proposal, and will have no effect on the vote.

Signature of Shareholder:	Date:	, 2026

Signature of Shareholder:	Date:	, 2026

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.